Exhibit 99.110

For Immediate Release	February 5, 2021

The Valens Company Provides Operational and Corporate Update

Kelowna, B.C., February 5, 2021 – The Valens Company Inc. (TSX: VLNS) (OTCQX: VLNCF) (the “Company” or “The Valens Company”), a leading manufacturer of cannabis derivative products, is pleased to provide an operational and corporate update regarding the progress of its second white label and custom manufacturing facility in Kelowna and its facility in the Greater Toronto Area (the “GTA Facility”), in addition to an update on the LYF Food Technologies Inc. acquisition (the “LYF Acquisition”).

K2 and GTA Facility Progress Update

The Valens Company has commenced its first shipments of cannabis derivative products from its newly-operational K2 Facility, including a wide range of products such as crumble, beverages, THC drops, vapes, and tinctures. Currently, the Company has commissioned the manufacturing of vapes, tinctures, beverages, and bath bombs in the K2 Facility. Valens intends to further operationalize the facility over the next few quarters to increase the production, packaging, and shipping of its existing portfolio, as well as a number of soon-to-be launched product formats such as hash and pre-rolls.

With the K2 Facility in operation, Valens now has the ability to fully leverage its low-cost cannabis platform to drive product sales, accelerate entry into new innovative product verticals and increase output volumes. The 42,000 square foot K2 Facility is built to EU GMP standards and designed to efficiently execute on each step of the cannabis consumer packaged goods supply chain, positioning the Company as a leader in Cannabis 2.0 and 3.0 product manufacturing.

“The K2 facility significantly bolsters our market position by giving us the operational footprint and expertise to fulfill the Valens vision and make us the go-to name in cannabis consumer packaged goods manufacturing in Canada and beyond,” said Tyler Robson, Chief Executive Officer, Co-Founder and Chair of The Valens Company. “We are in the process of ramping up our K2 Facility in order to accommodate the growth we expect to see in our product volumes, launches and provincial demand – especially as we begin to introduce product formats that are new to the Canadian market.”

Additionally, construction is nearing completion at the Company’s GTA Facility which will focus on manufacturing products with SōRSE™ by Valens technology, including the production and co-packing of cannabis-infused beverages. Valens is in the process of finalizing its Health Canada cannabis micro-processing licence application and site evidence package for expected submission in February.

LYF Acquisition Update

The Company is preparing for the integration of LYF’s platform and workforce as the LYF Acquisition closing process continues.

Last week, LYF received an amendment to its existing standard cannabis processing licence, authorizing the sale of cannabis derivative products. Under the amended Health Canada standard processing licence, LYF is now permitted to sell cannabis products, including topicals, extracts and edibles, directly to provincially and territorially authorized retailers from its 10,500 square foot edibles manufacturing facility in Kelowna, British Columbia. With this licence amendment, LYF is able to further leverage and provide additional sales capabilities to its partner network, including licensed producers, third-party operators, and brand houses, which were previously only obtainable through B2B sales channels.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Jeff Fallows, President of The Valens Company, said, “The Valens team congratulates LYF on this milestone achievement which is the culmination of years of dedication and hard work. Not only will this amended licence work to widen LYF’s domestic reach, but it will also benefit consumers nationwide who have been awaiting increased access to more advanced and innovative edible products at affordable prices. Following the closing of the LYF Acquisition, we look forward to bringing LYF’s next generation product capabilities to our existing customer base, and further increasing our position as a leading third-party manufacturer.”

Pending closure of the LYF Acquisition, the LYF facility, in addition to Valens’ K1 and K2 Facilities, will serve as 2.0 and 3.0 manufacturing and sales hubs for LYF and Valens’ combined roster of new and joint customers, including consumer packaged goods companies who have demonstrated interest in the cannabis space. LYF’s edible products are expected to be ready for shipment from its facility directly to provinces and territories in the second quarter of 2021.

The closing of the LYF Acquisition remains subject to approval from the Toronto Stock Exchange and customary conditions, and approvals from senior lenders. The LYF Acquisition is on track to close on or around February 18, 2021.

About The Valens Company

The Valens Company is a leading manufacturer of cannabis derivative products with a mission to bring the benefits of cannabis to the world. The Company provides proprietary cannabis processing services across five core technologies, in addition to best-in-class product development, formulation and manufacturing of cannabis consumer packaged goods. The Valens Company’s high-quality products are exclusively formulated for the medical, therapeutic, health and wellness, and recreational consumer segments, and are offered across numerous product formats, including oils, vapes, concentrates, edibles and topicals, as well as pre-rolls, with a focus on next-generation product development and innovation. Its breakthrough patented emulsification technology, SōRSE™ by Valens, converts cannabis oil into water-soluble emulsions for seamless integration into a variety of product formats, allowing for near-perfect dosing, stability, and taste. In partnership with brand houses, consumer packaged goods companies and licensed cannabis producers around the globe, the Company continues to grow its diverse product portfolio in alignment with evolving cannabis consumer preferences in key markets. Through its wholly owned subsidiary Valens Labs Ltd., the Company is setting the standard in cannabis testing and research and development with Canada’s only ISO17025 accredited analytical services lab, named The Centre of Excellence in Plant-Based Science by partner and scientific world leader Thermo Fisher Scientific. Discover more on The Valens Company and its subsidiaries at http://www.thevalenscompany.com.

For further information, please contact:

Jeff Fallows

The Valens Company

Investor Relations

ir@thevalenscompany.com

1 647.956.8254

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

1 212.896.1233 / 1 212.896.1203

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

1 212.896.1265

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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Notice regarding Forward Looking Statements

All information included in this press release, including any information as to the future financial or operating performance and other statements of The Valens Company that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward-looking information or forward- looking statements within the meaning of applicable securities laws and are based on expectations, estimates and projections as of the date hereof. Forward-looking statements are included for the purpose of providing information about management’s current expectations and plans relating to the future. Wherever possible, words such as “plans”, “expects”, “scheduled”, “trends”, “forecasts”, “future”, “indications”, “potential”, “estimates”, “predicts”, “anticipate”, “to establish”, “believe”, “intend”, “ability to”, or statements that certain actions, events or results “may”, “should”, “could”, “would”, “might”, “will”, or are "likely" to be taken, occur or be achieved, or the negative of these words or other variations thereof, have been used to identify such forward-looking information. Specific forward- looking statements include, without limitation, all disclosure regarding future results of operations, future outcomes of transactions (including the LYF Acquisition), economic conditions, and anticipated courses of action. Investors and other parties are advised that there is not necessarily any correlation between the number of SKUs manufactured and shipped and revenue and profit, and undue reliance should not be placed on such information.

The risks and uncertainties that may affect forward-looking statements include, among others, Canadian regulatory risk, Australian regulatory risk, U.S. regulatory risk, U.S. border crossing and travel bans, the uncertainties, effects of and responses to the COVID-19 pandemic, reliance on licenses, expansion of facilities, competition, dependence on supply of cannabis and reliance on other key inputs, dependence on senior management and key personnel, general business risk and liability, regulation of the cannabis industry, change in laws, regulations and guidelines, compliance with laws, limited operating history, vulnerability to rising energy costs, unfavourable publicity or consumer perception, product liability, risks related to intellectual property, product recalls, difficulties with forecasts, management of growth and litigation, many of which are beyond the control of The Valens Company. For a more comprehensive discussion of the risks faced by The Valens Company, and which may cause the actual financial results, performance or achievements of The Valens Company to be materially different from estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to The Valens Company’s latest Annual Information Form filed with Canadian securities regulatory authorities at www.sedar.com or on The Valens Company’s website at www.thevalenscompany.com. The risks described in such Annual Information Form are hereby incorporated by reference herein. Although the forward-looking statements contained herein reflect management's current beliefs and reasonable assumptions based upon information available to management as of the date hereof, The Valens Company cannot be certain that actual results will be consistent with such forward-looking information. The Valens Company cautions you not to place undue reliance upon any such forward-looking statements. The Valens Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law. Nothing herein should be construed as either an offer to sell or a solicitation to buy or sell securities of The Valens Company.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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